UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 29, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MORTON INDUSTRIAL GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1021 W. Birchwood
Address of Principal Executive Office (Street and Number)

Morton, Illinois 61550
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has discovered that a subsidiary of the registrant, Morton Custom Plastics, LLC, may have employed inappropriate methods to recognize revenues, record expenses in a “prepay” account, and account for inventory obsolescence.  The registrant’s Board of Directors has authorized its Audit Committee to conduct a formal inquiry into these practices.  Pending the conclusion of that inquiry, the registrant cannot, without unreasonable effort and expense, compile all of the financial information necessary for the filing of a complete and accurate Form 10-Q for the quarter ended June 29, 2002, within the period prescribed for filing.

The registrant intends to file its report on Form 10-Q for the quarter ended June 29, 2002, as soon as practicable after the completion of the Audit Committee’s inquiry.  It is not possible at this time for the registrant to predict when the Audit Committee’s work will be complete.

             “Safe Harbor” Statement Under The Private Securities Litigation Reform Act Of 1995: This Form 12b-25 contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements containing the words “anticipates,” “believes,” “intends,” “estimates,” “expects,” “projects” and similar words. The forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by such forward looking statements. Such factors include, among others, the following: the loss of certain significant customers; the cyclicality of our construction and agricultural sales; general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; other factors referenced in the Company’s reports and registration statements filed with the Securities and Exchange Commission; and the issues identified in this Form 12b-25. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward looking statements. The forward looking statements contained herein speak only of the Company’s expectation as of the date of this Form 12b-25. We disclaim any obligations to update any such factors or publicly announce the result of any revisions to any of the forward looking statements contained herein to reflect future events or developments.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas D. Lauerman	(309)	266-7176
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the Audit Committee completes its inquiry described in Part III above, the registrant is unable to determine whether any significant change in the results of its operation from the second quarter of its 2001 fiscal year will be reflected in its earnings statement for the second quarter ended June 29, 2002.

Morton Industrial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2002	By	/s/ Thomas D. Lauerman
Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).